Kinder Holding Corp.
6230 Wilshire Blvd., Suite 46
Los Angeles, CA 90048

December 19, 2014

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Daniel Porco, Staff Attorney

Re: Kinder Holding Corp.
Form 10-12G
Filed December 12, 2014
File No. 000-55320
Ladies and Gentlemen:
This letter is in response to the staff's comment letter dated December 18, 2014, with respect to the above-referenced Form 10 filed by Kinder Holding Corp. (the "Company") on December 12, 2014. For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.
Item 1. Description of Business, page 3

Reduced Liquidity or Illiquidity of our Common Stock Securities, page 5

Comment 1. We note your statement that "[y]our common stock trades from time to time on the OTC markets." We also note your disclosure that there is currently no active trading market for your common stock. Please explain or revise your disclosure, as appropriate.
Response 1. We have revised the disclosure and deleted reference that there is no active trading market for our common stock.
We revised the risk factor "The Company's shares of common stock are traded from time to time on the OTC Grey Market." on page 13 to conform with the disclosure under subheading "Very Limited Liquidity of our Common Stock" on page 5.
We have also deleted the risk factor titled "There is no active trading market for our common stock and none may develop or be sustained."

Item 1A. Risk Factors, page 9

The Company's sole officer and director may allocate his time...., page 10

Comment 2. We note your response to comment 8 in our letter dated December 4, 2014 and your amended disclosure. Please further clarify whether Mr. Heiden owes fiduciary duties to any non-reporting companies. Please also revise your disclosure on page 21 to include the name of the other business endeavors with which Mr. Heiden is currently involved, as well as his principal occupation with such businesses. Please see Item 402(e) of Regulation S-K.
Response 2. We revised disclosure to name the non-reporting entity to which Mr. Heiden owes fiduciary duty. We have also added this disclosure under on page 21.

Item 2. Financial Information, page 18

Liquidity and Capital Resources, page 18

Comment 3. We note your response to comment 9 in our letter dated December 4, 2014 and your amended disclosure. Please state, in this section and the risk factor section, as appropriate, how long the company would be able to continue as a going concern without interim funding from the CEO or an affiliate. Please also provide further details regarding Mr. Heiden's resource commitment to your operations, including the basis for your belief that you can continue as a "going concern without obtaining additional working capital for at least three to five years." Further, please disclose whether the company plans on repaying any loans received from Mr. Heiden or any affiliated party. If so, please discuss the material terms of such repayment.
Response 3. We have clarified and revised our disclosure concerning our interim financing under "Liquidity and Capital Resources" on page 18 and in risk factor" Financing requirements to fund operations associated with reporting obligations under the Exchange Act." on page 12.

General

The Company acknowledges that since the Company and its management are in possession of all facts relating to a Company's disclosure, the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/: Ivo Heiden
Ivo Heiden, CEO